[redacted]

AB
3/16

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH., D.C.
194

UNITI
SECURITIES AND E
Washingto

15048890

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Omega Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 W. 7th Street, Suite 900

(No. and Street)

Fort Worth, Texas 76102

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tammy Bryant (817) 335-5739

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Montgomery Coscia Greilich, LLP

(Name – *if individual, state last, first, middle name*)

2500 DallasParkway, Suite 300, Plano, Texas 75093

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tammy Bryant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Omega Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER E. PYLE
Notary Public, State of Texas
My Commission Exp 12-05-15

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

OMEGA SECURITIES, INC.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2014

(With Independent Auditor's Report Thereon)

OMEGA SECURITIES, INC.
INDEX

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
972.748.0300 p
972.748.0700 f

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
the Shareholders of Omega Securities, Inc.:

We have audited the accompanying financial statements of Omega Securities, Inc. (the "Company"), (a Texas Corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Omega Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, including Net Capital Computation, Computation of Basic Net Capital Requirement, Computation of Aggregate Indebtedness, Reconciliation with Company's Allowable Net Capital, Exemptive Provisions Under Rule 15c3-3 and Changes in Liabilities Subordinated to Claims of General Creditors, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Montgomery Coscia Greilich LLP

MONTGOMERY COSCIA GREILICH, LLP
Plano, Texas
February 27, 2015

OMEGA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	152,430
Cash with clearing organization, restricted		11,568
Accounts receivable		92,960
Prepaid Expenses		865
Investments		130,582
Current deferred tax asset		354
TOTAL CURRENT ASSETS		388,759
PROPERTY AND EQUIPMENT, net		7,758
DEFERRED TAX ASSET		7,135
TOTAL NONCURRENT ASSETS		14,893
TOTAL ASSETS	$	403,652
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	8,076
Accrued liabilities		33,184
Franchise tax payable		1,041
Current portion of capital lease obligations		4,317
TOTAL CURRENT LIABILITIES		46,618
NONCURRENT LIABILITIES		
Capital lease obligations		2,550
TOTAL NONCURRENT LIABILITIES LIABILITIES		2,550
TOTAL LIABILITIES		49,168
SHAREHOLDERS' EQUITY		
Common stock, $.10 par value; 10,000,000 shares authorized; 49,998 shares issued and outstanding		5,000
Additional paid in capital		30,281
Retained earnings		319,203
TOTAL SHAREHOLDERS' EQUITY		354,484
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	403,652

The accompanying notes are an integral part of these financial statements.

OMEGA SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE	
Commissions	$ 1,205,769
Interest and dividends	340
Net gain on investments	92
Total revenue	1,206,201
EXPENSES	
Compensation and benefits - officers	598,407
Compensation and benefits - employees	223,968
Office and equipment rental	68,726
Advertising and marketing	8,512
General operating expenses	255,239
Depreciation	2,904
Interest expense	738
TOTAL EXPENSES	1,158,494
NET GAIN BEFORE INCOME TAX PROVISION	47,707
FEDERAL AND STATE INCOME TAX PROVISION	11,426
NET INCOME	$ 36,281

The accompanying notes are an integral part of these financial statements.

OMEGA SECURITIES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock		Additional		Total
	Shares	Amount	Paid-In Capital	Retained Earnings	Shareholders' Equity
Beginning Balance January 1, 2014	49,998	$ 5,000	$ 30,281	$ 282,922	$ 318,203
Net Income	-	-	-	36,281	36,281
Ending Balance, December 31, 2014	49,998	$ 5,000	$ 30,281	$ 319,203	$ 354,484

The accompanying notes are an integral part of these financial statements.

OMEGA SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	36,281
Adjustments to reconcile net loss to net cash provided by operating activities:		
Net gain on investments		(92)
Depreciation expense		2,904
Benefit from deferred income taxes		11,708
Changes in operating assets and liabilities:		
Accounts receivable		191
Prepaid Expense		(865)
Federal income tax receivable		8,000
Accounts payable		4,991
Accrued liabilities		(24,730)
Federal and franchise tax payable		(281)
CASH PROVIDED BY OPERATING ACTIVITIES		38,107
CASH FLOWS FROM INVESTING ACTIVITIES		
Principal payments on capital lease obligations		(4,703)
CASH USED IN INVESTING ACTIVITIES		(4,703)
NET INCREASE IN CASH		34,034
CASH AT BEGINNING OF YEAR		129,964
CASH AT END OF YEAR	$	163,998
INTEREST PAID DURING THE YEAR	$	738
INCOME TAXES PAID DURING THE YEAR	$	-

The accompanying notes are an integral part of these financial statements.

1. BUSINESS

Omega Securities, Inc. (the "Company") was organized as a corporation on November 11, 1974, under the laws of the State of Texas. The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act").

The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. All customer transactions are cleared through a third party clearing firm, Southwest Securities, Inc. ("SWS"), on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Act under Section (k)(2)(ii) of this rule. Based on the agreement between SWS and the Company, the Company pays a clearing fee to SWS for handling all trades for the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2014, cash and cash equivalents included unrestricted cash held in bank accounts with clearing organizations.

Restricted Cash

Restricted cash consists of deposits and compensating balances required to be maintained with clearing brokers.

Accounts Receivable

Accounts receivable consist primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable investment fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management has determined collectability is reasonably assured, as such, the Company does not record an allowance for doubtful accounts or maintain a policy for determining reserves for past due or delinquent receivables.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation. Depreciation on property and equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives ranging from three to five years using the straight-line method. Depreciation on leasehold improvements is calculated using the straight-line method over the lesser of the lease term or the useful life of the improvements.

Major repairs or replacements of property and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Furniture and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

Shareholders' Equity

The Company has authorized 10,000,000 shares of $.10 par value common stock, of which 49,998 shares are issued and outstanding.

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits. At December 31, 2014, the Company was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

Revenue and Cost Recognition

Investment transactions are recorded on a trade-date basis. Commissions and related brokerage and clearance fees, dividends, and interest are recorded in the period in which they were earned or incurred. Unrealized and realized gains and losses are calculated based on the difference between the fair market value of investments at the beginning of the year (or the purchase price if purchased during the year) and the fair market value of investments at the end of the year (or sales price if sold during the year). Selling, general and administrative costs are charged to expense as incurred.

Income Taxes

The Company accounts for income taxes pursuant to ASC 740-10, *Income Taxes,* "Accounting for Income Taxes," which uses the asset and liability method to calculate deferred income taxes. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income. The liability method also requires the recognition of future tax benefits such as net

operating loss carry forwards, to the extent that realization of such benefits is more likely than not.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

ASC 740-10 also establishes standards for accounting for uncertainty in income taxes. ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than-not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ASC 740-10 applies a two-step process to determine the amount of tax benefit to be recognized in the financial statements. First, the Company must determine whether any amount of the tax benefit may be recognized. Second, the Company determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for recognition.) As of December 31, 2014, the Company had no uncertain tax positions. Accordingly, the Company has not recognized any penalty, interest or tax impact related to uncertain tax positions. Federal returns for tax years 2011-2014 remain open to examination as of the balance sheet date. The state return statute of limitations differs from state to state; however, generally, tax years 2010-2014 remain open to examination as of the balance sheet date.

Concentration of Credit Risks

Concentrations of credit and market risk consist of cash, accounts receivable and investments in mutual funds. The Company places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. At times during the year however, cash in banks may exceed federally insured limits. At December 31, 2014, cash was within federally insured limits. Accounts receivable relates to commissions earned from the sale of investment products of insurance companies and numerous mutual funds. The Company has not experienced problems in collecting commissions due from these entities. The Company's investments in mutual funds are diversified among issuers with various investment strategies that minimize overall market risk.

Fair Value of Financial Instruments

In accordance with the reporting requirements of ASC 825-10, *Fair Value of Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable are based on management's assessment of net realizable value. The estimated fair value of accounts payable approximates their carrying amounts due to the short maturity of these liabilities. The estimated fair value of the loan obligation also approximates its carrying value because the terms of the loan are comparable to similar lending arrangements in the marketplace. At December 31, 2014, the Company's financial assets and liabilities are carried at market value which approximates current fair value.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Non-direct advertising costs are expensed as incurred. Total advertising expenses for the year ended December 31, 2014 were $8,512.

3. INVESTMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820 for Fair Value Measurements and Disclosures provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Significant observable inputs other than quoted prices in active markets for which inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

3. INVESTMENTS (CONTINUED)

In establishing a fair value hierarchy for the Company's investments in accordance with ASC 820, the following value methodologies were used for each type of investment:

Investments in mutual funds and other marketable securities are valued at the closing trade price on each security's primary exchange at the close of each business day. The unrealized gains or losses on the sale of securities are calculated using the actual cost method. The Company recognized net unrealized gains approximating $92 on securities held during the year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. The Company believes its valuation methods are appropriate and consistent with other market participants; even so, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As the securities are valued at quoted market prices, the Company considers them to be Level 1 inputs under the guidance of ASC 820.

Investments in mutual funds at December 31, 2014 consisted of the following:

	Cost	Fair Market Value
Short-Term Bond Fund of America	$ 130,490	$ 130,582

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2014:

Furniture and fixtures	$ 9,937
Leasehold improvements	25,676
Office equipment	41,902
	77,515
Accumulated depreciation	(69,757)
Property and equipment, net	$ 7,758

Depreciation expense for the year ended December 31, 2014 was $2,904.

5. COMMITMENTS AND CONTINGENCIES

The Company is a party to non-cancelable operating leases for general office space and office equipment. The aggregate amount of rental expenses for the year ending December 31, 2014 was $68,726.

The Company's obligations under the lease agreements subsequent to December 31, 2014 are as follows:

Years ending December 31,	Annual lease payments
2015	$ 65,483
2016	65,483
2017	13,609
2018	9,497
Total	$ 154,072

6. CAPITAL LEASE OBLIGATIONS

The Company has office equipment that meets the criteria for capital lease treatment. Leased assets of $16,191 are included in property and equipment on the balance sheet. Accumulated depreciation of the leased equipment as of December 31, 2014 was $8,293.

Future minimum capital lease obligations for the years following December 31, 2014 are as follows:

Years ending December 31,	Annual lease payments
2015	$ 4,854
2016	2,832
Total obligation	7,686
Less: amount attributable to interest	(819)
Net obligation under capital lease	6,867
Less: current maturities	(4,317)
Obligations under capital lease, net of current maturities	$ 2,550

7. RELATED PARTY

The Company shares office space, personnel and other general expenses with a business owned and operated by the officers of the Company. The related business reimburses the Company $25,000 for months January thru June and $30,000 per month July thru December to cover their allocation of expenses. During the year ended December 31, 2014, the Company received payments totaling $330,000 in expense reimbursements from the related party. The expense reimbursements are recorded as a reduction in compensation and general operating expenses on the accompanying financial statements.

8. FEDERAL INCOME TAXES

Deferred tax assets and liabilities are computed by applying the effective U.S. federal and state income tax rate to the gross amounts of temporary differences and other tax attributes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The provision for income tax expense in the accompanying statement of operations consists of the following:

Current income tax benefit	($282)
Deferred income tax benefit	$11,708
Net income tax provision	$11,426

The Company has available a net operating loss carry forward of $75,899 available through years 2030-2033, if not utilized sooner.

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management has recorded a valuation allowance of 75% for all non-current, deferred tax assets at December 31, 2014.

8. FEDERAL INCOME TAXES (CONTINUED)

For the year ended December 31, 2014, the components of deferred tax assets and deferred tax liabilities are as follows:

Current deferred tax assets	
Texas franchise tax	$ 354
Total current deferred tax assets	$ 354
Non-current deferred tax assets	
Depreciation	2,734
Net operating losses	25,806
Total non-current deffered tax assets	28,540
Less valuation allowance	(21,405)
Net non-current deferred tax assets	$ 7,135

9. EMPLOYEE RETIREMENT PLAN

The Company provides a 401(k) retirement plan (the "Plan") for the benefit of all the employees. For the year ended December 31, 2014, employees were able to contribute up to $23,000 based on the employee's age. The Company contributes 100% of employee deferrals up to the first 3% of the employees' eligible compensation and 50% of the deferral on the next 2% of eligible compensation. Company contributions for the year ended totaled $33,184 and are included as a component of accrued liabilities on the accompanying financials.

10. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(ii) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

11. SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2014.

12. SUBSEQUENT EVENTS

The Company has evaluated events or transactions occurring after December 31, 2014, the balance sheet date, through February 27, 2015, the date the financial statements were issued and determined there have been no such events or transactions which would impact our financial statement for the year ended December 31, 2014.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and For the Year Ended

December 31, 2014

OMEGA SECURITIES, INC.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2014

Net Capital Computation

Total shareholders' equity	$ 354,484
Non-allowable assets:	
Deferred income taxes	(7,489.00)
12b-1 fees receivable, not offset by related payable and other receivables	(92,810.00)
Prepaid expenses	(865.00)
Other Assets	(7,135.00)
Property and equipment, net	(7,758.00)
Total non-allowable assets and liabilities	$ (116,057)
Haircuts on securities	$ (11,752)
Total changes in shareholders equity	$ (127,809)
Net allowable capital	$ 226,675

Computation of Basic Net Capital Requirement

Minimum net capital requirement	$ 3,278
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Excess Net capital	$ 176,675

Computation of Aggregate Indebtedness

Total liabilites	$ 49,167
Total aggregate indebtedness	$ 49,167
Percentage of aggregate indebtedness to allowable net capital	21%

OMEGA SECURITIES, INC.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2014

Reconciliation with Company's Allowable Net Capital

Net allowable capital - As reported in Company's unaudited FOCUS report	$ 224,928
Net Company audit adjustments and rounding	1,747
Adjusted net allowable capital, per audited financial statements	$ 226,675

Exemptive Provisions Under Rule 15c3-3

The company is exempt from Rule 15c3-3, because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Transactions are cleared through dealer number 8-45123.

Changes in Liabilities Subordinated to Claims of General Creditors

Such claims at January 1, 2014	$ -
Additions	
Reductions	
Balance of such claims at December 31, 2014	$

OMEGA SECURITIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For the Year Ended December 31, 2014

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
972.748.0300 p
972.748.0700 f

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Omega Securities, Inc.:

We have reviewed management's statements, included in the accompanying Omega Securities, Inc.'s Exemption Report, in which (1) Omega Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "Exemption Provisions") and (2) the Company stated that Omega Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Montgomery Coscia Greilich LLP

MONTGOMERY COSCIA GREILICH, LLP
Plano, Texas
February 27, 2015

OMEGA
Securities Inc.

309 West 7th Street, Suite 900
Fort Worth, TX 76102-6996
Phone 817.335.5739
Fax 817.336.4326
Toll-Free 800.999.5739
www.omegasecurities.com

Omega Securities Inc.'s Exemption Report

Omega Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Omega Securities, Inc.

I, **Tamera Bryant**, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Compliance Officer

February 24, 2015

OMEGA SECURITIES, INC.

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT

For the Year Ended December 31, 2014

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
972.748.0300 p
972.748.0700 f

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders
of Omega Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Omega Securities, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 and SIPC-6 with respective cash disbursement records entries (check detail and accounts payable detail at December 31, 2014) noting no differences;
2) Compared the amounts reported on the audited financials, accompanying Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting a net difference in operating revenues of $214;
3) Compared the general assessment calculated from audit financial amounts to the general assessment reported in Form SIPC-7 noting no differences;
4) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance details, quarterly Focus and SSOI reports), noting no differences;
5) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance details, quarterly Focus and SSOI reports),.supporting the adjustments noting no differences; and
6) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no difference.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Montgomery Coscia Greilich LLP

MONTGOMERY COSCIA GREILICH, LLP
Plano, Texas
February 27, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

1/22/2015

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2938*********************MIXED AADC 220
020225 FINRA DEC
OMEGA SECURITIES INC
309 W 7TH ST STE 900
FORT WORTH TX 76102-6903

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 2

B. Less payment made with SIPC-6 filed (exclude interest) (<145>)

____
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ ______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -0-

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Omega Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 22 day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,205,601
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,204,495
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	391
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	92
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,204,978
2d. SIPC Net Operating Revenues	$ 623
2e. General Assessment @ .0025	$ 2
	(to page 1, line 2.A.)